

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-mail
David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re: Ally Financial Inc.**
> **Amendment No. 8 to the Registration Statement on Form S-1**
> **Filed July 9, 2013**
> **File No. 333-173198**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-03754**

Dear Mr. DeBrunner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1

Risk Factors

We are subject to new capital planning and systemic risk regimes…, page 23

1.   In your 8-K filed July 16, 2013, you discuss the fact that Ally is considering a number of actions in order to address your capital as part of your Comprehensive Capital Analysis and Review, including selling additional equity and using cash to "address Treasury's mandatorily convertible preferred shares." Revise this risk factor, or other risk factors, to discuss the impact of your possible capital strategies upon Ally as a whole, as well as

investors in this offering.

Management's Discussion and Analysis of Financial Condition

Capital Planning and Stress Tests, page 137

2.   We note your disclosure that you provided a capital plan, which was rejected by the Federal Reserve Board, and your disclosure that you continue to have ongoing discussions. Please revise to discuss management's view of the material actions and other changes that Ally may make in order to implement a capital program or otherwise to shore up its capital in response to the stress tests.   In particular, we note your 8-K filed July 16, 2013, in which you indicate that you are considering a number of actions, including conducting a primary offering of common stock.

Exhibits

3.   We note that you included the Plan Support Agreement as an exhibit to your 10-Q for the quarter ended June 30, 2013. Since you discuss the PSA in a number of locations throughout the document and relied upon the court's approval of the PSA in taking a charge in the second quarter of 2013, please include the PSA as an exhibit to the registration statement with your next amendment.

Form 10-K for Fiscal Year Ended December 31, 2012

4.   Please revise your future Exchange Act filings to address the above comments as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Attorney-Adviser, at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
        Richard A. Drucker, Esq.
                Davis Polk & Wardwell LLP